Lithium Technology Corporation
10379B Democracy Lane
Fairfax, Virginia 22030

January 13, 2012

VIA EDGAR

Mr. Jeffrey Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:           Lithium Technology Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011 (the “Original Form 10-K”)
Form 10-K/A for the fiscal year ended December 31, 2010
Filed December 19, 2011 (the “First Amendment”)
File No. 1-10446

Dear Mr. Jaramillo:

The following responds on a point-by-point basis to the comments set forth in your most recent letter to Lithium Technology Corporation (“LTC”) dated December 29, 2011 (the “Commission Letter”). The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Item 15. Exhibits, Financial Statement Schedules

1.	Please amend your filing to set forth the complete text of the amended item. Refer to Rule 12b-15 of the Securities Exchange Act of 1934.

We will file a Second Amendment to the Form 10-K for the year ended December 31, 2010 (the “Second Amendment”) which will further amend the First Amendment which we filed with the Securities and Exchange Commission on December 19, 2011. The Second Amendment will include all language from Item 15, Exhibits Financial Statements Schedules contained in the Original Form 10-K.

2.
Please expand your response to prior comment 2 to tell us where you filed your long-term loan agreement with Technology-Beteiligungs-Gesellschaft GmbH der Deutschen Ausgleichsbank mentioned in the first bullet point of the second paragraph and the customer contracts mentioned in the third paragraph.  Please also tell us why you did not file your employment agreement with Dr. Klaus Brandt given your disclosure of compensation to Dr. Brandt on page 37 as well as your description of the agreement on page 39 of the Form 10-K for the fiscal year ended December 31, 2010.  Refer to Exchange Act Forms Compliance and Disclosure Interpretation 204.02.

Our long term loan agreement with Technology-Beteiligungs-Gesellschaft GmbH der Deutschen Ausgleichsbank mentioned in the first bullet point of the second paragraph was a loan that originated with Gaia Akkumulatorenwerke GmbH (“Gaia”), our German subsidiary, in 1999. Gaia merged with LTC in 2002, so the loan predated the time at which LTC would have been required to file such loan agreement.  We will file the original loan agreement as an exhibit to the Second Amendment.

After reviewing our customer agreements, we came to the conclusion that the customer relationships which generated the revenues disclosed in our Original Form 10-K were the result of one or more standard purchase orders entered into in the ordinary course of business with each of the customers, and not as a result of a formal contract between LTC and each customer.

We filed the employment agreement with Dr. Klaus Brandt as an exhibit to our Form 10-K for the year ended December 31, 2007.  Dr. Brandt gave notice in 2010 of his intention to not renew his contract with LTC at its expiration on December 31, 2010 and we therefore eliminated it from our exhibits listed as a result.  We will add such exhibit back into the exhibit list in the Second Amendment.

Signatures

3.
We reissue prior comment 3.  We note that the signature of the principal financial officer and principal accounting officer is not included below the second paragraph of the Signature Page of your amended filing in accordance with General Instruction D to Form 10-K.

We will include the signature of the principal financial officer and principal accounting officer below the second paragraph of the Signature Page of our Second Amendment in accordance with General Instruction D to Form 10-K.

General

4.	Please tell us when you anticipate filing your Form 10-Q for the period ended September 30, 2011.

Our Form 10-Q for the period ended September 30, 2011 was filed with the Securities and Exchange Commission on December 29, 2011.

Sincerely,

/s/Timothy J. Ryder
Timothy J. Ryder
Chief Financial Officer
Principal Finance and Accounting Officer